CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	October 3, 2021	January 3, 2021
Current assets:
Cash and cash equivalents	$389,332	$505,264
Trade accounts receivable (note 4)	374,746	196,480
Income taxes receivable	—	4,632
Inventories (note 5)	725,421	727,992
Prepaid expenses, deposits and other current assets	118,337	110,105
Total current assets	1,607,836	1,544,473
Non-current assets:
Property, plant and equipment	911,925	896,800
Right-of-use assets	54,675	59,445
Intangible assets	278,011	289,901
Goodwill	206,636	206,636
Deferred income taxes	11,939	17,689
Other non-current assets	4,718	6,004
Total non-current assets	1,467,904	1,476,475
Total assets	$3,075,740	$3,020,948
Current liabilities:
Accounts payable and accrued liabilities	$469,365	$343,722
Income taxes payable	5,399	—
Current portion of lease obligations (note 8(d))	14,679	15,884
Total current liabilities	489,443	359,606
Non-current liabilities:
Long-term debt (note 6)	600,000	1,000,000
Lease obligations (note 8(d))	61,093	66,580
Other non-current liabilities	36,192	35,865
Total non-current liabilities	697,285	1,102,445
Total liabilities	1,186,728	1,462,051
Equity:
Share capital	186,475	183,938
Contributed surplus	52,672	24,936
Retained earnings	1,605,400	1,359,061
Accumulated other comprehensive income (loss)	44,465	(9,038)
Total equity attributable to shareholders of the Company	1,889,012	1,558,897
Total liabilities and equity	$3,075,740	$3,020,948

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2021 33

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
AND COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Nine months ended
	October 3, 2021	September 27, 2020	October 3, 2021	September 27, 2020
Net sales (note 14)	$801,581	$602,314	$2,138,319	$1,291,121
Cost of sales (note 8(e))	519,915	466,823	1,427,366	1,197,569
Gross profit	281,666	135,491	710,953	93,552
Selling, general and administrative expenses	80,645	61,490	233,705	200,372
(Reversal of impairment) Impairment of trade accounts receivable (note 4)	(1,280)	504	(1,619)	14,969
Restructuring and acquisition-related costs (note 7)	964	4,747	4,044	43,897
Impairment of goodwill and intangible assets (note 8(f))	—	—	—	93,989
Operating income (loss)	201,337	68,750	474,823	(259,675)
Financial expenses, net (note 8(b))	5,316	11,442	22,666	35,392
Earnings (loss) before income taxes	196,021	57,308	452,157	(295,067)
Income tax expense (recovery)	7,717	953	18,870	(2,433)
Net earnings (loss)	188,304	56,355	433,287	(292,634)
Other comprehensive income (loss), net of related income taxes (note 10):
Cash flow hedges	42,078	7,787	53,503	(11,583)
Comprehensive income (loss)	$230,382	$64,142	$486,790	$(304,217)
Earnings (loss) per share (note 11):
Basic	$0.95	$0.28	$2.19	$(1.48)
Diluted	$0.95	$0.28	$2.18	$(1.48)

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2021 34

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Nine months ended October 3, 2021 and September 27, 2020
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, January 3, 2021	198,407	$183,938	$24,936	$(9,038)	$1,359,061	$1,558,897
Share-based compensation	—	—	29,087	—	—	29,087
Shares issued under employee share purchase plan	33	1,026	—	—	—	1,026
Shares issued pursuant to exercise of stock options	83	2,727	(639)	—	—	2,088
Shares issued or distributed pursuant to vesting of restricted share units	66	1,978	(3,549)	—	—	(1,571)
Shares repurchased for cancellation	(3,314)	(3,147)	—	—	(123,850)	(126,997)
Share repurchases for settlement of non-Treasury RSUs	(65)	(47)	—	—	(1,710)	(1,757)
Deferred compensation to be settled in non-Treasury RSUs	—	—	2,197	—	—	2,197
Dividends declared	—	—	640	—	(61,388)	(60,748)
Transactions with shareholders of the Company recognized directly in equity	(3,197)	2,537	27,736	—	(186,948)	(156,675)
Cash flow hedges (note 10)	—	—	—	53,503	—	53,503
Net earnings	—	—	—	—	433,287	433,287
Comprehensive income	—	—	—	53,503	433,287	486,790
Balance, October 3, 2021	195,210	$186,475	$52,672	$44,465	$1,605,400	$1,889,012
Balance, December 29, 2019	199,012	$174,218	$32,769	$(535)	$1,628,042	$1,834,494
Share-based compensation	—	—	(1,066)	—	—	(1,066)
Shares issued under employee share purchase plan	58	1,042	—	—	—	1,042
Shares issued or distributed pursuant to vesting of restricted share units	77	2,495	(3,397)	—	—	(902)
Shares repurchased for cancellation	(843)	(744)	—	—	(22,472)	(23,216)
Share repurchases for settlement of non-Treasury RSUs	(2)	(1)	—	—	(26)	(27)
Dividends declared	—	—	336	—	(30,889)	(30,553)
Transactions with shareholders of the Company recognized directly in equity	(710)	2,792	(4,127)	—	(53,387)	(54,722)
Cash flow hedges (note 10)	—	—	—	(11,583)	—	(11,583)
Net loss	—	—	—	—	(292,634)	(292,634)
Comprehensive loss	—	—	—	(11,583)	(292,634)	(304,217)
Balance, September 27, 2020	198,302	$177,010	$28,642	$(12,118)	$1,282,021	$1,475,555

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2021 35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Nine months ended
	October 3, 2021	September 27, 2020	October 3, 2021	September 27, 2020
Cash flows from (used in) operating activities:
Net earnings (loss)	$188,304	$56,355	$433,287	$(292,634)
Adjustments to reconcile net earnings to cash flows from (used in) operating activities (note 12(a))	27,643	29,912	85,788	239,414
	215,947	86,267	519,075	(53,220)
Changes in non-cash working capital balances:
Trade accounts receivable	(32,509)	(50,844)	(179,454)	109,609
Income taxes	4,349	(2,002)	10,020	(5,579)
Inventories	(8,002)	95,694	(9,822)	114,402
Prepaid expenses, deposits and other current assets	(5,510)	4,143	(9,952)	26,001
Accounts payable and accrued liabilities	68,301	17,725	133,623	(67,831)
Cash flows from operating activities	242,576	150,983	463,490	123,382

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(48,056)	(12,955)	(90,067)	(37,608)
Purchase of intangible assets	(579)	(1,143)	(1,750)	(7,319)
Proceeds from insurance related to property, plant and equipment (PP&E) and other disposals of PP&E	38,180	250	106,358	779
Cash flows (used in) from investing activities	(10,455)	(13,848)	14,541	(44,148)

Cash flows from (used in) financing activities:
Decrease in amounts drawn under long-term bank credit facilities	—	(367,000)	—	(245,000)
(Payment of) proceeds from term loan	—	—	(400,000)	400,000
Payment of lease obligations	(3,469)	(3,911)	(12,481)	(11,230)
Dividends paid	(30,445)	—	(60,748)	(30,553)
Proceeds from the issuance of shares	313	268	3,017	940
Repurchase and cancellation of shares	(119,715)	—	(119,715)	(23,216)
Share repurchases for settlement of non-Treasury RSUs	—	—	(1,757)	(27)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	—	—	(1,571)	(133)
Cash flows (used in) from financing activities	(153,316)	(370,643)	(593,255)	90,781

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(328)	477	(708)	(1,225)
Increase (decrease) in cash and cash equivalents during the period	78,477	(233,031)	(115,932)	168,790
Cash and cash equivalents, beginning of period	310,855	465,947	505,264	64,126
Cash and cash equivalents, end of period	$389,332	$232,916	$389,332	$232,916

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$5,858	$10,361	$19,344	$28,701
Income taxes, net of refunds	1,136	3,589	2,979	7,087
Supplemental disclosure of cash flow information (note 12).

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2021 36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended October 3, 2021
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery, and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These unaudited condensed interim consolidated financial statements are as at and for the three and nine months ended October 3, 2021 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a) Statement of compliance:
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2020 audited consolidated financial statements. The Company applied the same accounting policies in the preparation of these unaudited condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except for the adoption of new standards effective as of January 4, 2021 as described below in note 2(d).

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on November 3, 2021.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations. Net sales have historically been higher during the second and third quarters, however in fiscal 2020 net sales did not follow historical patterns due to the impact of the coronavirus ("COVID-19") pandemic.

(c) Operating segments:
The Company manages its business on the basis of one reportable operating segment.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2. BASIS OF PREPARATION (continued):

(d) Initial application of new accounting standards and interpretations in the reporting period:

On January 4, 2021, the Company adopted the following new amendment:

Interest Rate Benchmark Reform
On August 27 2020, the IASB published "Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)" to address issues relating to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements when an existing interest rate benchmark is actually replaced. The amendment introduces a practical expedient for modifications required by the reform (modifications required as a direct consequence of the IBOR reform and made on an economically equivalent basis). These modifications are accounted for by updating the effective interest rate. All other modifications are accounted for using the current IFRS requirements. A similar practical expedient is proposed for lessee accounting under IFRS 16. Under the amendments, hedge accounting is not discontinued solely because of the IBOR reform. Hedging relationships (and related documentation) must be amended to reflect modifications to the hedged item, hedging instrument, and hedged risk. Amended hedging relationships should meet all qualifying criteria to apply hedge accounting, including effectiveness requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2021 and are to be applied retrospectively. The Company has begun discussions with its lenders to amend existing debt agreements to include LIBOR fallback provisions. To date, the adoption has not had an impact on the Company's consolidated financial statements as LIBOR is still being used as the interest rate benchmark in its existing debt agreements. In addition, the Company and its counterparties under interest rate swap agreements are expected to negotiate the substitution of reference rates in such agreements. It is too early to determine if any upcoming potential modifications will meet the requirements for the application of the practical expedient.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

QUARTERLY REPORT - Q3 2021 38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. TRADE ACCOUNTS RECEIVABLE:

	October 3, 2021	January 3, 2021
Trade accounts receivable	$391,956	$215,474
Allowance for expected credit losses	(17,210)	(18,994)
	$374,746	$196,480

As at October 3, 2021, trade accounts receivables being serviced under a receivables purchase agreement amounted to $129.5 million (January 3, 2021 - $145.2 million). The receivables purchase agreement, which allows for the sale of a maximum of $225 million of accounts receivables at any one time, expires on June 20, 2022, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables but has not retained any credit risk with respect to any trade receivables that have been sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $0.4 million (2020 - $0.5 million) and $1.2 million (2020 - $1.4 million), respectively for the three and nine months ended October 3, 2021, and was recorded in bank and other financial charges.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	Three months ended		Nine months ended
	October 3, 2021	September 27, 2020	October 3, 2021	September 27, 2020
Allowance for expected credit losses, beginning of period	$(18,495)	$(21,123)	$(18,994)	$(7,184)
Reversal of impairment (Impairment) of trade accounts receivable	1,280	(504)	1,619	(14,969)
Write-off of trade accounts receivable	5	2,838	165	3,364
Allowance for expected credit losses, end of period	$(17,210)	$(18,789)	$(17,210)	$(18,789)

Impairment of trade accounts receivable
The reversal of impairment of trade accounts receivable for the three and nine months ended October 3, 2021 was due to a slight decrease in expected credit loss rates. The impairment of trade accounts receivable for the three and nine months ended September 27, 2020 was mainly related to an increase in expected credit loss rates attributable to the heightened credit risk caused by the COVID-19 pandemic.

5. INVENTORIES:

	October 3, 2021	January 3, 2021
Raw materials and spare parts inventories	$115,399	$124,243
Work in progress	44,414	42,590
Finished goods	565,608	561,159
	$725,421	$727,992

QUARTERLY REPORT - Q3 2021 39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		October 3, 2021	January 3, 2021
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%(2)	n/a	$—	$—	June 2026
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%, payable monthly(3)	2.5%	300,000	300,000	June 2026
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1.7% to 3%, payable monthly(3)	n/a	—	400,000	April 2022
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(4)	2.7%	100,000	100,000	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53%, payable quarterly(4)	2.7%	50,000	50,000	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(4)	2.9%	100,000	100,000	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57%, payable quarterly(4)	2.9%	50,000	50,000	August 2026
		$600,000	$1,000,000
(1)Represents the annualized effective interest rate for the nine months ended October 3, 2021, including the cash impact of interest rate swaps, where applicable.
(2)The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $47.0 million (January 3, 2021 - $7.2 million) has been committed against this facility to cover various letters of credit.
(3)The unsecured term loans are non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(4)The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

On April 20, 2021, the Company fully repaid its $400 million unsecured two-year term loan which was due on April 6, 2022.

In June 2021, the Company amended its unsecured revolving long-term bank credit facility of $1 billion and its unsecured term loan of $300 million to extend the maturity dates from April 2024 to June 2026.

The Company was in compliance with all financial covenants at October 3, 2021 and expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

QUARTERLY REPORT - Q3 2021 40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Nine months ended
	October 3, 2021	September 27, 2020	October 3, 2021	September 27, 2020
Employee termination and benefit costs	$40	$967	$251	$8,961
Exit, relocation and other costs	509	3,310	3,195	11,152
Net loss on disposal, write-downs, and accelerated depreciation of property, plant and equipment, right-of-use assets and computer software related to exit activities	265	470	448	23,784
Acquisition-related transaction costs	150	—	150	—
	$964	$4,747	$4,044	$43,897

Restructuring and acquisition-related costs for the nine months ended October 3, 2021 mainly related to the completion of previously initiated restructuring activities.

Restructuring and acquisition-related costs for the nine months ended September 27, 2020 related to the following: $22.1 million for the closure of a yarn-spinning plant in the U.S., including accelerated depreciation of right-of-use assets and equipment; $9.4 million for the closure of textile manufacturing and sewing operations in Mexico; $5.9 million for the exit of ship-to-the-piece activities, including computer software write-downs and warehouse consolidation costs; $2.3 million for selling, general and administrative workforce reductions; and $4.2 million in other costs, including costs incurred to complete restructuring activities that were initiated in fiscal 2019.

8. OTHER INFORMATION:

(a) Depreciation and amortization:

	Three months ended		Nine months ended
	October 3, 2021	September 27, 2020	October 3, 2021	September 27, 2020
Depreciation of property, plant and equipment	$23,137	$26,660	$69,091	$82,112
Depreciation of right-of-use assets	3,442	3,558	10,594	10,890
Adjustment for the variation of depreciation included in inventories at the beginning and end of the period	3,276	(1,565)	12,393	(922)
Amortization of intangible assets, excluding computer software	3,132	3,306	9,687	10,994
Amortization of computer software	1,272	1,479	3,988	4,555
Depreciation and amortization included in net earnings	$34,259	$33,438	$105,753	$107,629

Included in property, plant and equipment as at October 3, 2021 is $55.4 million (January 3, 2021 - $16.2 million) of buildings and equipment not yet available for use in operations. Included in intangible assets as at October 3, 2021 is $2.0 million (January 3, 2021 - $1.9 million) of software not yet available for use in operations. Depreciation and amortization on these assets commence when the assets are available for use.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
8. OTHER INFORMATION (continued):

(b) Financial expenses, net:

	Three months ended		Nine months ended
	October 3, 2021	September 27, 2020	October 3, 2021	September 27, 2020
Interest expense on financial liabilities recorded at amortized cost(1)	$3,274	$7,475	$13,031	$23,159
Bank and other financial charges(2)	1,689	3,384	6,992	10,916
Interest accretion on discounted lease obligations	633	777	2,053	2,519
Interest accretion on discounted provisions	35	59	105	184
Foreign exchange (gain) loss	(315)	(253)	485	(1,386)
	$5,316	$11,442	$22,666	$35,392
(1) Net of capitalized borrowing costs of $0.4 million (2020 - $0.4 million) and $1.3 million (2020 - $1.2 million), respectively, for the three and nine months ended October 3, 2021.
(2) For the nine months ended September 27, 2020, includes upfront costs of $3.9 million for the June 2020 amendments of the loans and note agreements.

(c) Related party transaction:
The Company incurred expenses for airplane usage of $0.3 million (2020 - $0.1 million) and $1.1 million (2020 - $0.6 million) respectively, for the three and nine months ended October 3, 2021, with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at October 3, 2021, the amount in accounts payable and accrued liabilities related to the airplane usage was $0.4 million (January 3, 2021 - $0.1 million).

On June 23, 2021, the agreement was amended with an effective date of January 1, 2021 to incorporate a minimum usage fee per year, which is calculated as the average usage in the two preceding fiscal years, excluding the years 2020 and 2021, multiplied by the hourly fee. As at October 3, 2021, the Company has a commitment of $0.3 million under this amended agreement, which relates to minimum usage fees for the fourth quarter of fiscal 2021.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION (continued):

(d) Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position:

	October 3, 2021	January 3, 2021
Current	$14,679	$15,884
Non-current	61,093	66,580
	$75,772	$82,464

The following table presents the future minimum lease payments under non-cancellable leases (including short term leases) as at October 3, 2021:

October 3, 2021
Less than one year	$24,822
One to five years	38,528
More than five years	26,977
$90,327

For the three and nine months ended October 3, 2021 the total cash outflow for recognized lease obligations (including interest) was $4.1 million and $14.5 million (2020 - $4.7 million and $13.7 million), respectively, of which $3.5 million and $12.5 million (2020 - $3.9 million and $11.2 million), respectively, was included as part of cash outflows used in financing activities.

(e) Cost of sales:
Included in cost of sales for the three and nine months ended October 3, 2021 are the following items:
•A reduction of cost of sales related to pandemic government assistance for users of U.S. cotton of $18.3 million, for the nine months ended October 3, 2021.

•Net insurance gains of $29.9 million and $48.9 million, for the three and nine months ended October 3, 2021, respectively, related to the two hurricanes which occurred in Central America in November 2020. The net insurance gains reflected costs of $11.0 million and $50.6 million, for the three and nine months ended October 3, 2021, respectively, (mainly attributable to equipment repairs, salary and benefits continuation for idle employees, and other costs and charges), which were more than offset by related accrued insurance recoveries of $40.9 million and $99.5 million for the three and nine months ended October 3, 2021, respectively. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment.

Since November 2020, the Company has recognized $210.5 million of accrued insurance recoveries, of which $200.0 million has been received as an advance ($50.0 million in December 2020, $50.0 million in March 2021, $50.0 million in June 2021 and $50.0 million in September 2021). As at October 3, 2021, $10.5 million of insurance recoveries receivable are recorded in prepaid expenses, deposits and other current assets in the consolidated statement of financial position.

The Company recognizes insurance recoveries for items that it has an unconditional contractual right to receive. The Company expects to recognize additional insurance recoveries as the insurance claim process progresses.

•For the nine months ended October 3, 2021, charges of $1.2 million related to the Company’s strategic initiatives to significantly reduce its product line stock-keeping unit ("SKU") counts.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
8. OTHER INFORMATION (continued):

(e) Cost of sales (continued):
Included in cost of sales for the three and nine months ended September 27, 2020 are the following items:
•$15.0 million and $108.4 million respectively, for the three and nine months ended September 27, 2020, of manufacturing costs charged directly to cost of sales as a result of low production levels due to the temporary suspension of production at most of our manufacturing facilities starting in mid-March 2020 resulting from the COVID-19 pandemic. These manufacturing costs consisted mainly of salary and benefits continuation for suspended employees as a result of suspended production, severance for terminated employees, and unabsorbed salary, benefits, and overhead costs, including depreciation.
•$11.3 million mark-to-market loss for the nine months ended September 27, 2020 ($3.8 million gain for the three months ended September 27, 2020), for excess commodity contracts with merchants that no longer met the own-use exemption based on a reduction of physical cotton consumption in line with reduced production requirements for the remainder of the year.
•$9.4 million transfer for the nine months ended September 27, 2020 from accumulated other comprehensive income to cost of sales for certain commodity forward, option, and swap contracts that no longer met the criteria for hedge accounting as the commodity purchases which the hedging instruments were respectively hedging were no longer expected to occur due to reduced production requirements.
•Write-downs of inventory to net realizable value of nil and $29.2 million, respectively, for the three and nine months ended September 27, 2020 related to the Company’s strategic initiative to significantly reduce its imprintables product line SKU count by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands, which the Company began implementing in the fourth quarter of fiscal 2019. The write-downs related to changes in estimates as well as the impact of additional SKU reductions. In addition, $7.0 million and $39.2 million, respectively, was recorded for the three and nine months ended September 27, 2020 due to the decline in the net realizable value of certain retail end-of-line products due to the market environment and for retail product-line inventory management.

(f) Intangible assets and goodwill:
As a result of the adverse impact of the COVID-19 pandemic on the global economic environment and on the Company's market capitalization, the Company performed an impairment review of the Hosiery cash generating unit ("CGU") as at March 29, 2020, which resulted in an impairment charge of $94.0 million in the first quarter of fiscal 2020, relating to goodwill and intangible assets (both definite and indefinite life) acquired in previous business acquisitions. The non-cash write-down of goodwill and intangible assets had no impact on the Company’s liquidity, cash flows from operating activities, or its compliance with debt covenants. The primary cause for the impairment charge was the deterioration in the global economic environment and the resulting decline in the Company’s share price, market capitalization, and forecasted earnings.

(g) Sales reserves:
During the third quarter of fiscal 2021, the Company recorded a reversal of $11.0 million of sales discount accruals, which resulted in an increase in net sales and earnings for the quarter. The reversal relates to a change in estimate for sales discount accruals that were recorded in the first half of 2021.

QUARTERLY REPORT - Q3 2021 44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the unaudited condensed interim consolidated statements of financial position are as follows:

	October 3, 2021	January 3, 2021
Financial assets
Amortized cost:
Cash and cash equivalents	$389,332	$505,264
Trade accounts receivable	374,746	196,480
Financial assets included in prepaid expenses, deposits and other current assets	36,820	88,781
Long-term non-trade receivables included in other non-current assets	977	1,435
Derivative financial assets included in prepaid expenses, deposits and other current assets	55,949	4,947
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	462,135	326,069
Long-term debt - bearing interest at variable rates	400,000	800,000
Long-term debt - bearing interest at fixed rates(2)	200,000	200,000
Derivative financial liabilities included in accounts payable and accrued liabilities	7,230	17,653
(1) Accounts payable and accrued liabilities include balances payable of $59.2 million (January 3, 2021 - $27.6 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement.
(2) The fair value of the long-term debt bearing interest at fixed rates was $214.2 million as at October 3, 2021 (January 3, 2021 - $221.3 million).

QUARTERLY REPORT - Q3 2021 45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT (continued):

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates, or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments (most of which are designated as effective hedging instruments) consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at October 3, 2021, the notional amount of TRS outstanding was 287,125 shares.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q3 2021 46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”):

	Three months ended		Nine months ended
	October 3, 2021	September 27, 2020	October 3, 2021	September 27, 2020
Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$3,062	$(316)	$1,961	$5,142
Commodity price risk	37,867	7,955	49,616	(15,659)
Interest rate risk	1,120	396	4,549	(13,514)
Income taxes	(31)	4	(20)	(51)
Amounts reclassified from OCI to inventory, related to commodity price risk	884	298	(6,141)	6,861
Amounts reclassified from OCI to net earnings, related to foreign currency risk, interest rate risk, and commodity risk, and included in:
Net sales	522	308	4,281	(470)
Cost of sales	—	—	—	8,483
Selling, general and administrative expenses	(432)	76	(1,449)	518
Financial expenses, net	(923)	(939)	743	(2,924)
Income taxes	9	5	(37)	31
Other comprehensive income (loss)	$42,078	$7,787	$53,503	$(11,583)

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the three and nine months ended October 3, 2021 and for the three and nine months ended September 27, 2020. The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the three and nine months ended October 3, 2021 and for the three and nine months ended September 27, 2020. No ineffectiveness has been recognized in net earnings for the three and nine months ended October 3, 2021 and for the three and nine months ended September 27, 2020.

As at October 3, 2021, accumulated other comprehensive income of $44.5 million consisted of net deferred losses on interest rate swap contracts of $6.2 million, net deferred gains on commodity forward, option, and swap contracts of $47.7 million, and net deferred gains on forward foreign exchange contracts of $3.0 million. Approximately $43.5 million of net gains presented in accumulated other comprehensive income (loss) are expected to be reclassified to inventory or net earnings within the next twelve months.

During fiscal 2020, the Company determined that it no longer met the criteria for hedge accounting for certain commodity forward, option, and swap contracts and certain forward foreign exchange contracts (collectively the "hedging instruments") as the commodity purchases and foreign currency sales which the hedging instruments were respectively hedging, were no longer expected to occur due to economic conditions resulting from the COVID-19 pandemic. Changes in the fair value of such commodity forward, option, and swap contracts and forward foreign exchange contracts resulted in a net loss of $9.0 million, which were transferred out of accumulated other comprehensive income and recognized immediately in net earnings during the nine months ended September 27, 2020.

QUARTERLY REPORT - Q3 2021 47

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. EARNINGS (LOSS) PER SHARE:

Reconciliation between basic and diluted earnings (loss) per share is as follows:

	Three months ended		Nine months ended
	October 3, 2021	September 27, 2020	October 3, 2021	September 27, 2020
Net earnings (loss) - basic and diluted	$188,304	$56,355	$433,287	$(292,634)
Basic earnings (loss) per share:
Basic weighted average number of common shares outstanding	197,334	198,257	198,072	198,360
Basic earnings (loss) per share	$0.95	$0.28	$2.19	$(1.48)
Diluted earnings (loss) per share:
Basic weighted average number of common shares outstanding	197,334	198,257	198,072	198,360
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	725	47	469	—
Diluted weighted average number of common shares outstanding	198,059	198,304	198,541	198,360
Diluted earnings (loss) per share	$0.95	$0.28	$2.18	$(1.48)

Excluded from the above calculation for the three months ended October 3, 2021 are nil stock options (2020 - 2,219,128) and nil Treasury RSUs (2020 - 17,500) which were deemed to be anti-dilutive. Excluded from the above calculation for the nine months ended October 3, 2021 are 850,000 stock options (2020 - 2,219,128) and 5,469 Treasury RSUs (2020 - 49,240) which were deemed to be anti-dilutive.

QUARTERLY REPORT - Q3 2021 48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a) Adjustments to reconcile net earnings to cash flows from (used in) operating activities:

	Three months ended		Nine months ended
	October 3, 2021	September 27, 2020	October 3, 2021	September 27, 2020
Depreciation and amortization (note 8(a))	$34,259	$33,438	$105,753	$107,629
Restructuring charges related to property, plant and equipment, right-of-use assets, and computer software (note 7)	265	470	448	23,784
Impairment of goodwill and intangible assets (note 8(f))	—	—	—	93,989
(Gain) loss on disposal of property, plant and equipment and computer software and lease modifications	(28,008)	(647)	(48,324)	1,532
Share-based compensation(1)	12,708	1,695	29,184	(904)
Deferred income taxes	2,224	(680)	5,793	(4,046)
Unrealized net loss (gain) on foreign exchange and financial derivatives	1,478	(7,289)	(3,698)	10,321
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings	2,851	(135)	(4,997)	5,754
Other non-current assets	460	405	1,286	(338)
Other non-current liabilities	1,406	2,655	343	1,693
	$27,643	$29,912	$85,788	$239,414
(1) During the nine months ended September 27, 2020, the Company revised its estimate for the achievement of performance factors relating to Non-Treasury RSUs to be settled in common shares purchased on the open market, resulting in a reduction of share-based compensation expense of $9 million for the nine months ended September 27, 2020.

(b) Variations in non-cash transactions:

	Three months ended		Nine months ended
	October 3, 2021	September 27, 2020	October 3, 2021	September 27, 2020
Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	$(1,048)	$(1,238)	$3,471	$(12,372)
Proceeds on disposal of property, plant and equipment and computer software included in other current assets	—	(191)	—	(426)
Additions to right-of-use assets included in lease obligations	6,056	760	5,892	13,377
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	—	2,108	2,617	2,495
Deferred compensation credited to contributed surplus	—	—	(2,197)	—
Non-cash ascribed value credited to contributed surplus for dividends attributed to restricted share units	325	—	640	336

QUARTERLY REPORT - Q3 2021 49

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. CONTINGENT LIABILITIES:

Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

14. DISAGGREGATION OF REVENUE:

Net sales by major product group were as follows:

	Three months ended		Nine months ended
	October 3, 2021	September 27, 2020	October 3, 2021	September 27, 2020
Activewear	$655,831	$456,328	$1,737,553	$960,534
Hosiery and underwear	145,750	145,986	400,766	330,587
	$801,581	$602,314	$2,138,319	$1,291,121

Net sales were derived from customers located in the following geographic areas:

	Three months ended		Nine months ended
	October 3, 2021	September 27, 2020	October 3, 2021	September 27, 2020
United States	$685,904	$517,107	$1,833,979	$1,092,193
Canada	36,113	25,399	83,856	50,283
International	79,564	59,808	220,484	148,645
	$801,581	$602,314	$2,138,319	$1,291,121

QUARTERLY REPORT - Q3 2021 50